The Studio Kitchen Company



ANNUAL REPORT

251 Little Falls Drive

Wilmington, DE 19808

0

https://www.thestudio.kitchen/

This Annual Report is dated April 28, 2021.

BUSINESS

The company's business is in live entertainment, interactive dining experiences, and culinary related offerings. Patrons purchase tickets for multi-course meals and dine and drink with their favorite chefs who prepare meals before them while sharing stories and answering audience questions. In addition to ticket sales, we offer VIP experiences, merchandise, and serve as a media production platform and facility. The company's business model is direct-to-consumer via prepaid tickets sold online on our website. We plan to serve visitors in the Las Vegas area who are traveling for pleasure and business. The company's corporate structure is a Delaware C-Corp with a Board of Directors, executive officers, and eventually a local operations team in Las Vegas.

Previous Offerings

Between 2020 and 2019, we sold 0 shares of common stock in exchange for $0 per share under Regulation Crowdfunding.

The Company has not had any recent offering of securities in the last three years. The company was formed on 1 January 2021.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

How long can the business operate without revenue:

If we raise sufficient capital to build the Las Vegas venue, we expect to complete construction over the course of 12 months and expect to immediately begin generating revenue from ticket sales. If we are unable to raise enough capital to undertake the Las Vegas project, we may be forced to dissolve the company and return any remaining investment.

Foreseeable major expenses based on projections:

Major expenses will be for the design, development, construction, and marketing of a live entertainment and dining venue in Las Vegas. There will also be legal expenses for corporate formation and fundraising as well as intellectual property protection and talent agreements.

Future operational challenges:

We will need to successfully design, permit, construct, staff, open, market, and operate a new venue. We have decades of experience doing just that, with our Chief Creative Officer having successfully designed, built, and opened over two hundred venues, including the House of Blues and the Foundation Room at Mandalay Bay and the Olives restaurant at The Bellagio, both in Las Vegas near our proposed site.

Future challenges related to capital resources:

We will need to raise approximately $6 million to fully open in Las Vegas. It may be difficult or costly to successfully raise all the funds from different sources.

Future milestones and events:

Our first major financial milestone will be generating in excess of $10 million annually from the Las Vegas venue. Another milestone would be to exceed $20 million in annual sales. Both of these events will significantly increase the Company's valuation and attractiveness to buyers or strategic partners. The opening of a second venue and any subsequent venues will each be major milestones that will dramatically affect valuation. As a digital brand, obtaining 1 million subscribers on a social media or entertainment platform will be a major milestone.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $0.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Company did not exist in 2020 or 2019.

The company has shareholder loans from two directors totaling $53,948.39 in startup costs which may be forgiven, converted into stock, or payable at 0% interest at a future date post-funding.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Michael Cafarelli

Michael Cafarelli's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer
Dates of Service: January 01, 2021 - Present
Responsibilities: Managing operations and resources of the company. Currently not taking a salary.

Position: Director
Dates of Service: January 01, 2021 - Present
Responsibilities: Chairman of the Board

Other business experience in the past three years:

Employer: WeWork
Title: Community Manager
Dates of Service: August 20, 2018 - March 01, 2019
Responsibilities: Lead and manage building operations, personnel, sales, and compliance.

Other business experience in the past three years:

Employer: Bar Rustic
Title: Co-Founder
Dates of Service: November 03, 2015 - December 31, 2020
Responsibilities: Management of restaurant and bar operations and marketing.

Other business experience in the past three years:

Employer: Rustic Kitchen

Title: Partner
Dates of Service: January 01, 2015 - Present
Responsibilities: Management and operations of restaurant company.

Other business experience in the past three years:

Employer: Cafarelli Concepts
Title: Co-Founder / COO
Dates of Service: December 01, 2012 - December 31, 2020
Responsibilities: Develop entertainment and dining concepts.

Name: James Cafarelli

James Cafarelli's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Creative Officer & Co-Founder
Dates of Service: January 01, 2021 - Present
Responsibilities: Design and development of business and its offerings. Currently not taking a salary.

Position: Director
Dates of Service: January 01, 2021 - Present
Responsibilities: Board Member

Other business experience in the past three years:

Employer: Rustic Kitchen
Title: Co-Founder
Dates of Service: January 01, 2001 - Present
Responsibilities: Lead operations and management of restaurant company.

Other business experience in the past three years:

Employer: Cafarelli Concepts
Title: Founder / CEO
Dates of Service: January 01, 2012 - December 31, 2020
Responsibilities: Operations and management of concept development and hospitality company.

Other business experience in the past three years:

Employer: Bar Rustic
Title: Co-Founder
Dates of Service: January 01, 2016 - Present
Responsibilities: Leadership and development.

Other business experience in the past three years:

Employer: The Foodie
Title: Creator / Director
Dates of Service: January 01, 2018 - December 31, 2020
Responsibilities: Create and direct television projects

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Michael Cafarelli
Amount and nature of Beneficial ownership: 4,000,000
Percent of class: 50.0

Title of class: Common Stock
Stockholder Name: James Cafarelli
Amount and nature of Beneficial ownership: 4,000,000
Percent of class: 50.0

RELATED PARTY TRANSACTIONS

The company has shareholder loans to the two founders who serve as directors and officers totaling $53,948.39. These expenses are for startup costs and may be forgiven, converted into stock, or payable at 0% interest at a future date post-funding.

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share.

The company was formed on 1 January 2021 and did not exist in 2020. Accordingly, as of December 31, 2020, 0 shares of common stock were outstanding.

The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.12 of these bylaws, subject to the provisions of Sections 217 and 218 of the Delaware General Corporation Law (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

Voting Rights of Securities Sold in StartEngine Reg CF Public Offering:

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2021.

The Studio Kitchen Company

By /s/ *Michael Cafarelli*

     Name: Michael Cafarelli

     Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

THE STUDIO KITCHEN COMPANY

FINANCIAL STATEMENTS
FROM INCEPTION (JANUARY 1, 2021) TO JANUARY 20, 2021
(UNAUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
The Studio Kitchen Company
Canton, Massachusetts

We have reviewed the accompanying financial statements of The Studio Kitchen Company, (the "Company,"), which comprise the balance sheet as of Inception (January 1, 2021) to January 20, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the periods as of Inception (January 1, 2021) to January 20, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 28, 2021
Los Angeles, California

The Studio Kitchen Company
BALANCE SHEET
(UNAUDITED)

As of Inception (January 1, 2021)		January 20, 2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	80
Inventory		-
Other current assets		-
Total current assets		**80**
Total assets	**$**	**80**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Other current liabilities		-
Loans, current		-
Total current liabilities		**-**
Non-Current Liabilities:		
Loans		-
Total liabilities		**-**
STOCKHOLDERS' EQUITY		
Common Stock, par value $0.00001 10,000,000 shares authorized, 8,000,000 issued and outstanding		80
Retained earnings/(Accumulated Deficit)		-
Total stockholders' equity		**80**
Total liabilities and stockholders' equity	**$**	**80**

See accompanying notes to financial statements.

The Studio Kitchen Company
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception (January 1, 2021)		January 20, 2021
(USD $ in Dollars)		
Net revenue	$	-
Cost of goods sold		-
Gross profit		-
Operating expenses		
General and adminstrative		-
Sales and marketing		-
Total operating expenses		-
Operating income/(loss)		-
Interest expense		-
Income/(Loss) before provision for income taxes		-
Provision for income taxes		-
Net income/(Net Loss)	$	-

See accompanying notes to financial statements.

The Studio Kitchen Company
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
 (UNAUDITED)

(in thousands, $US)	Common Stock		Additional Paid In Capital	Accumulated Deficit	Shareholder Equity
	Shares	Amount			
Inception date (January 1, 2021)	-	$ -	$ -	$ -	$ -
Issuance of common stock	8,000,000	80	-	-	80
Issuance of preferred stock	-	-	-	-	-
Net income/(loss)		-		-	-
Balance—January 20, 2021	8,000,000	$ 80	$ -	$ -	$ 80

See accompanying notes to financial statements.

The Studio Kitchen Company
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of Inception (January 1, 2021)	January 20, 2021
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net income/(loss)	$ -
Adjustments to reconcile net income to net cash provided/(used) by operating activities:	
Inventory	-
Other current liabilities	-
Net cash provided/(used) by operating activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Issuance of common stock	80
Net cash provided/(used) by financing activities	**80**
Change in cash	80
Cash—beginning of year	-
Cash—end of year	$ 80
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES	
Subscription Receivable	$ -

See accompanying notes to financial statements.

The Studio Kitchen Company
NOTES TO FINANCIAL STATEMENTS
FOR PERIOD ENDED AS OF INCEPTION (JANUARY 1, 2021) TO JANUARY 20, 2021

All amounts in these Notes are expressed in of United States dollars ("$" or "US$"), unless otherwise indicated.

1. NATURE OF OPERATIONS

The Studio Kitchen Company, was formed on January 1, 2021 in the state of Delaware.   The financial statements of The Studio Kitchen Company, (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Canton, Massachusetts.

The Studio Kitchen is the culinary entertainment destination. Guests step through their screens into a master chef's dream kitchen and television studio for interactive dining experiences. Patrons purchase tickets for the multi-course meals and dine and drink with their favorite chefs who prepare meals before them sharing stories and answering audience questions. In addition to ticket sales, we offer VIP experiences, merchandise, and serve as a media production platform.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Revenue Recognition

The Company will recognize revenues primarily from the sale of its products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of January 20, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 28, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DEBT

The company currently has no debt.

4. SHAREHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with $0.00001 par value. As of January 2021, 8,000,000 shares have been issued and outstanding.

5. RELATED PARTIES

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of January 20, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 28, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8.   GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.